UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

StealthGas Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y81669 10 6

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. Y81669 10 6	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Castor Investment Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Not applicable.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,000,000 shares(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,000,000 shares(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 shares(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9% (based on 20,552,568 shares of Common Stock issued and outstanding as of December 31, 2011 as reported in the issuer’s Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 30, 2012)

12	TYPE OF REPORTING PERSON CO

(1) With respect to the 1,000,000 shares owned by Castor Investment Company, Mr. Constantinos Tsaousoglou has sole voting and dispositive power. Castor Investment Company’s address is Trust Company Complex, Ajeltake Road, Ajeltake Island, Marshall Islands MH 96960

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CUSIP No. Y81669 10 6	Page 3 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Constantinos Tsaousoglou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Not applicable.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,000,000 shares(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,000,000 shares(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 shares(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9% (based on 20,552,568 shares of Common Stock issued and outstanding as of December 31, 2011 as reported in the issuer’s Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 30, 2012)

12	TYPE OF REPORTING PERSON IN

(1) Mr. Constantinos Tsaousoglou is the sole shareholder of Castor Investment Company.

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CUSIP No. Y81669 10 6	Page 4 of 7

Item 1.	(a) Name of Issuer:

StealthGas Inc. (the “Company”)

(b)    Address of Issuer’s Principal Executive Offices:

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

Item 2.	(a) Name of Person Filing:

This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) between (i) Castor Investment Company and (ii) Constantinos Tsaousoglou. Mr. Tsaousoglou is the sole shareholder of Castor Investment Company.

(b)    Address of Principal Business Office or, if None, Residence:

Castor Investment Company	Trust Company Complex Ajeltake Road Ajeltake Island Marshall Islands MH 96960

Constantinos Tsaousoglou	Trust Company Complex Ajeltake Road Ajeltake Island Marshall Islands MH 96960

(c)    Citizenship:

Castor Investment Company	Republic of the Marshall Islands

Constantinos Tsaousoglou	Greece

(d)     Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

(e)    CUSIP Number:

Y81669 10 6

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a) (6) of the Exchange Act;

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CUSIP No. Y81669 10 6	Page 5 of 7

(c)	☐ Insurance company as defined in Section 3(a) (19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13-d-1(b) (1) (ii) (E);

(f)	☐ An Employee benefit plan or endowment fund in accordance with Rule 13-d-1(b) (1) (ii) (F);

(g)	☐ A parent holding company or control person in accordance with Rule 13-d-1(b) (1) (ii) (G);

(h)	☐ A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13-d-1(b) (1) (ii) (J)

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

1,000,000 shares(1)

(b) Percent of class:

4.9% (based on 20,552,568 shares of Common Stock issued and outstanding as of December 31, 2011 as reported in the issuer’s Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 30, 2012)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

1,000,000 shares(1)

(ii) Shared power to vote or to direct the vote:

0

(1) With respect to the 1,000,000 shares owned by Castor Investment Company, Mr. Constantinos Tsaousoglou has sole voting and dispositive power. Castor Investment Company’s address is Trust Company Complex, Ajeltake Road, Ajeltake Island, Marshall Islands MH 96960.

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CUSIP No. Y81669 10 6	Page 6 of 7

(iii) Sole power to dispose or to direct the disposition of:

1,000,000 shares(1)

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent

             Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below each of the undersigned certifies that, to the best of each of the undersigned’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities in connection with a nomination under § 240.14a-11.

[The remainder of this page intentionally left blank.]

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SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2013

CASTOR INVESTMENT COMPANY

By:	/s/ Constantinos Tsaousoglou
Name: Constantinos Tsaousoglou Title: Sole Director

/s/ Constantinos Tsaousoglou
Constantinos Tsaousoglou